Exhibit 99.1

US$71 million equipment financing facility closed with NYDIG

10% increase in Bitcoin mined and 14% increase in revenue

Key highlights

Key metrics	Mar-22
Average operating hashrate (PH/s)	850
Bitcoin mined[1]	121
Mining revenue (US$’000)	5,136
Electricity costs (US$’000)	1,029
Revenue per Bitcoin (US$)	42,471
Electricity costs per Bitcoin (US$)	8,512

•	Corporate:

o	An additional US$71 million equipment financing facility executed with NYDIG
◾	Limited recourse facility
◾	Secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s)
◾	25 month term, 11% p.a. interest rate
◾	~10 EH/s of the Company’s total stock of miners remain unencumbered
◾	Substantial balance sheet flexibility to secure additional non-dilutive funding
o	Welcomed new hires; Giles Walsh as Vice President – Operations (USA) and Kane Doyle as Senior Manager – Investor Relations

•	Operations:

o	Monthly operating revenue of US$5.1 million (+14% increase)
o	121 Bitcoin mined (+10% increase)
o	850 PH/s average operating hashrate (+1% increase)

•	Construction:

o	Mackenzie (2.4 EH/s, 80MW – BC, Canada)
◾	Construction activities for the first 0.3 EH/s (9MW) completed ahead of schedule, with the final steps of the grid connection process underway
◾	Construction continues to progress to schedule for the remainder of the initial 1.5 EH/s (50MW), with advancement of the substation and additional data center buildings
o	Prince George (2.4 EH/s, 85MW – BC, Canada)
◾	Foundation works for the first data center building completed ahead of schedule during March and currently in progress for two additional data center buildings
◾	Substation excavation and foundation works also commenced in March, with general site grading and civil works continuing in parallel
o	Childress (9.6 EH/s, 335MW – Texas, USA)
◾	Procurement and early mobilization activities continued to progress, with the site readying for commencement of construction

1 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

Corporate update

NYDIG equipment financing facility

On March 28, 2022, Iris Energy announced the closing of an additional US$71 million equipment financing facility between a wholly owned subsidiary of the Company and a NYDIG subsidiary, NYDIG ABL LLC (“NYDIG”). Key terms of the facility include:

•	US$71 million limited recourse equipment financing facility
•	Secured by 19,800 Bitmain S19j Pro miners (1.98 EH/s)
•	25 month term, 11% p.a. interest rate

~10 EH/s of the Company’s total stock of contracted miners remain unencumbered, providing substantial balance sheet flexibility to secure additional non-dilutive funding in due course.

Having previously raised >US$500 million (the vast majority through equity), the Company is now looking to take advantage of a strong balance sheet and continue optimizing capital structure through additional value-accretive funding opportunities such as this latest facility with NYDIG.

New executive hires

Iris Energy recently welcomed Giles Walsh as Vice President – Operations (USA) and Kane Doyle as Senior Manager – Investor Relations.

Giles is a strategic operational leader who has considerable experience in EPC project delivery and industrial asset management and optimization. Giles has previously worked extensively across both North America and Australia and joins Iris Energy from Ventia, where he serviced infrastructure assets in the West Australian mining industry. Giles has previously held senior positions with environmental technology development company Minestar Group, FT Services (now Graham Construction Canada) and BHP. Giles is currently in the process of relocating to Texas and will lead the construction of our Childress project.

Kane has over 12 years’ experience across capital markets, investor relations and investment management and joins Iris Energy from QIC, where he worked in the capital solutions team (institutional alternative investments). Kane has previously held investor relations, capital markets and projects roles with Cromwell Property Group, JBWere, Affluence Funds Management and Lendlease. After an initial period in Australia, Kane is expected to relocate to Vancouver.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats (100% renewable operations since inception2) continued to operate at >0.8 EH/s (exceeding previously announced site capacity of 0.7 EH/s) due to ongoing optimization of site operations.

The project achieved monthly average operating hashrate of 850 PH/s in March (vs. 844 PH/s in February). The 1% increase in hashrate was driven by further optimization of rack space.

121 Bitcoin were mined during the month (+10% increase, due primarily to three additional days in the period and 1% increase in average operating hashrate), generating monthly operating revenue of US$5.1 million (+14% increase).

Mackenzie update (2.4 EH/s, 80MW) – BC, Canada

Construction of the first 0.3 EH/s (9MW) at Mackenzie is complete and the final steps of the grid connection process underway, with construction and commissioning activities remaining ahead of schedule.

Construction continues on schedule for the remainder of the initial 1.5 EH/s (50MW), with substation grounding work complete, arrival of the main 50MW high voltage power transformer, internal fit out of the second 20MW data center building ongoing, and construction of the third 20MW data center building close to completion.

The ramp up to 1.5 EH/s (50MW) remains on track for Q3 2022, with procurement activities and on-site planning having commenced for the additional 0.9 EH/s (30MW) expected in 2023.

Upon completion, the specialized data centers are expected to power an additional ~23,000 Bitmain S19j Pro and S19j miners (already secured) generating 2.4 EH/s of incremental hashrate and adding approximately 15-20 direct full-time local jobs in Mackenzie.

2 Currently 98% directly from renewable energy sources; 2% from purchase of RECs.

See Mackenzie construction progress video at https://www.youtube.com/watch?v=swzOmMN1aCQ.

Mackenzie – Recently installed 50MW transformer	Mackenzie – Miners racked inside first data center

Prince George update (2.4 EH/s, 85MW) – BC, Canada

Foundation works for the first data center building at Prince George were completed ahead of schedule during March and are currently in progress for two additional data center buildings. Ongoing site grading and civil works for the remainder of the site are progressing in parallel.

The substation foundation works are also progressing, with excavation work ongoing and first footings being completed. Work was also completed in March on the laydown area for the site and the first major electrical and mechanical equipment deliveries have commenced.

The first 1.4 EH/s (50MW) remains on track to be energized by the end of Q3 2022, with the additional 1.0 EH/s (35MW) anticipated to come online in 2023.

Upon completion, the specialized data centers are expected to power an additional ~25,000 Bitmain S19j Pro and S19j miners (already secured) generating 2.4 EH/s of incremental hashrate and adding approximately 20 direct full-time local jobs in Prince George.

Prince George – Foundation works for first data center building complete	Prince George – Substation foundation works progressing

Childress update (9.6 EH/s, 335MW) – Texas, USA

Procurement and early construction mobilization activities continued to progress during the month with the site readying for commencement of construction.

Purchase orders have been placed on key long-lead items, including the 600MW capacity 345kV / 138kV step-down transformer.

The first 3.0 EH/s (100MW) of data center buildings are expected by the end of 20223, with an additional 6.6 EH/s (235MW) from S19j Pro and S19j miners (already secured) expected to progressively come online until Q3 2023. The site also has the capability to power an additional ~8 EH/s4 (265MW) of miners beyond the 15 EH/s currently secured.

Upon completion and at full capacity, the specialized data centers at Childress are expected to generate ~18 EH/s4 of incremental hashrate and add approximately 50-60 direct full-time local jobs in the region.

Community engagement

Iris Energy is pleased to advise that we expect to launch our 2022 Community Grants Program within the local communities of our four sites this year.

The Columbia Valley Rockies U13 representative hockey team recently won the Provincial Championships, with our Canal Flats Site Manager (Jarrett Chasse) being one of the assistant coaches. This is a great achievement for the club and a credit to all the team members and support staff as they also won the Fair Play Trophy. Iris Energy is a proud sponsor of the Columbia Valley Rockies Hockey Club.

Columbia Valley Rockies U13 – Provincial Champions and winner of Fair Play Trophy

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which are expected to support an additional >1GW of aggregate power capacity to power growth well beyond the Company’s 15 EH/s of secured miners (~530MW) and 795MW of announced power capacity.

Further details will be provided in due course including as and when development sites transition to the construction phase.

3 Data center buildings targeted for completion by end of 2022; energization of data centers targeted for Q1 2023.
4 Equivalent hashrate potential for the power capacity assuming installation of Bitmain S19j Pro miners.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate increased +1% in March, primarily attributable to the optimization of rack space.

Operating*	Jan-22	Feb-22	Mar-22
Operating renewable power usage (MW)	27	27	27
Avg operating hashrate (PH/s)	804	844	850
* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: 30MW nameplate capacity is higher than actual operating power usage at Canal Flats due to features of the Company’s specialized data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)[5]	Jan-22	Feb-22	Mar-22
Bitcoin mined*	126	110	121
Mining revenue (US$’000)	5,015	4,495	5,136
Electricity costs (US$’000)	970	895	1,029
Revenue per Bitcoin (US$)	39,935	40,789	42,471
Electricity costs per Bitcoin (US$)	7,727	8,118	8,512
* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

Miner Shipping Schedule	Hardware	Units	PH/s (incremental)	PH/s (cumulative)
Operating (March 2022)	S19j Pro[6]	8,597	850	850
Inventory – in transit	S19j Pro / S19j	1,412	138	988
Inventory – pending deployment	S19j Pro / S19j7	15,473	1,381	2,369
Q2 2022	S19j Pro / S19j	13,785	1,314	3,683
Q3 2022	S19j Pro / S19j	7,063	659	4,342
Q4 2022	S19j Pro / S19j	27,973	2,781	7,123
Q1 2023	S19j Pro	26,577	2,658	9,781
Q2 2023	S19j Pro	26,765	2,676	12,457
Q3 2023	S19j Pro	26,952	2,695	15,152
Total		154,597	15,152

5 Monthly U.S. dollar values shown have been translated from Australian dollars (A$) at the noon buying rate of the Federal Reserve Bank of New York on the last working day of each month. The rate applied for March 2022 is A$1 to US$0.7501.
6 Includes mix of lower efficiency hardware, which is estimated to represent less than 3% of the operating 850 PH/s.
7 Includes mix of lower efficiency hardware, which is estimated to represent less than 9% of miners pending deployment.

Site Overview	Capacity (MW)	Capacity (EH/s)	Timing[8]	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Q2-Q3 2022	Under construction
	30	0.9	2023	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Under construction
	35	1.0	2023	Under construction
Childress (Texas, USA)	100	3.0	Q4 2022[3]	Under construction
	235	6.6	2023	Under construction
Total (miners secured)	530	15.2
Childress (Texas, USA)	265	~8[4]		Potential capacity
Total (potential expansion)	795	~23[4]

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports local communities, as well as the decarbonization of energy markets and the global Bitcoin network.

•	Focus on low-cost renewables: Iris Energy targets markets with low-cost, excess and/or under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and specialized data centers, providing long-term security and operational control over its assets

•	Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers

Forward Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and the Company’s business plan. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long-term outage or limitation of the internet connection at Iris Energy’s sites; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional capital; competition; Bitcoin prices; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Iris Energy’s website at https://investors.irisenergy.co.

8 All timing references are to calendar quarters and years.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Kane Doyle
Iris Energy
+61 422 013 860
kane.doyle@irisenergy.co

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